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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED MAR 01 2002 PROCESSING SECTION WASH. D.C. 365

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

[redacted]

02019764

SEC FILE NUMBER
8-051548

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
HFBE Capital, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

815 Walker, Suite 1140
(No. and Street)

Houston (City) Texas (State) 77002 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alex Howard 713-225-9580 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weinstein Spira & Co., P.C.
(Name — *if individual, state last, first, middle name*)

Five East Greenway Plaza, Suite 2200 (Address) Houston (City) Texas (State) 77046 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 01 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel E. LeGaye, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HFBE Capital, L.P., as of December 31, [redacted] 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Daniel E. LeGaye
Financial and Operations Principal
Title

Notary Public

SUZETTE M. SURMAN
Notary Public, State of Texas
My Commission Expires
February 19, 2003

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of [redacted] Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Control

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

TABLE OF CONTENTS

WEINSTEIN SPIRA & COMPANY, P.C.
Certified Public Accountants
and Business Advisors

Independent Auditors' Report

To the Partners
HFBE Capital, L.P.

We have audited the accompanying Statements of Financial Condition of HFBE Capital, L.P. as of December 31, 2001 and 2000, and the related Statements of Income (Loss), Partners' Capital and Cash Flows for the years then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HFBE Capital, L.P. as of December 31, 2001 and 2000, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weinstein Spira & Company, P.C.

WEINSTEIN SPIRA & COMPANY, P.C.
Houston, Texas
February 21, 2002

Five East Greenway Plaza, Suite 2200 • Houston, Texas 77046 • 713.622.7000 • Fax: 713.622.9535
e-mail@weinsteinspira.com • www.weinsteinspira.com

HFBE CAPITAL, L.P.
STATEMENTS OF FINANCIAL CONDITION

	December 31, 2001	December 31, 2000
ASSETS		
Cash and Cash Equivalents	$ 55,150	$ 11,900
Prepaid Management Fee		150,000
	$ 55,150	$ 161,900
CAPITAL		
Partners' Capital	$ 55,150	$ 161,900

See notes to financial statements.

HFBE CAPITAL, L.P.
STATEMENTS OF INCOME (LOSS)

	For the Year Ended December 31,	
	2001	2000
Commissions	$ 44,250	$ 154,900
Management Fee Expense	150,000	
Net Income (Loss)	$ (105,750)	$ 154,900

See notes to financial statements.

HFBE CAPITAL, L.P.
STATEMENTS OF PARTNERS' CAPITAL

	Alex Howard	Will Frazier	Don Barker	Charles Elliott	HFBE Capital GP LLC	Total
Balance - December 31, 1999	$ 1,750	$ 1,750	$ 1,750	$ 1,750		$ 7,000
Net Income	38,724	38,724	38,724	38,724	$ 4	154,900
Balance - December 31, 2000	40,474	40,474	40,474	40,474	4	161,900
Purchase of partnership interest				(1,000)		(1,000)
Reallocation of capital account	13,158	13,158	13,158	(39,474)		
Net Loss	(35,249)	(35,249)	(35,249)		(3)	(105,750)
Balance - December 31, 2001	$ 18,383	$ 18,383	$ 18,383	$ 0	$ 1	$ 55,150

See notes to financial statements.

HFBE CAPITAL, L.P.
STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2001	For the Year Ended December 31, 2000
Cash Flows From Operating Activities		
Net income (loss)	$ (105,750)	$ 154,900
(Increase) Decrease in prepaid management fee	150,000	(150,000)
Net Cash Provided by Operating Activities	44,250	4,900
Cash Flows From Investing Activities		
Purchase of partnership interest	(1,000)	
Net Cash Used in Investing Activities	(1,000)	
Net Increase in Cash and Cash Equivalents	43,250	4,900
Cash and Cash Equivalents - Beginning of Year	11,900	7,000
Cash and Cash Equivalents - End of Year	$ 55,150	$ 11,900

See notes to financial statements.

HFBE CAPITAL, L.P.
NOTES TO FINANCIAL STATEMENTS
December 31, 2001 and 2000

Note 1 - Accounting Policies

Accounting principles followed by the Partnership and the methods of applying those principles which materially affect the determination of financial position, results of operations, and cash flows are summarized below:

Description of Business

HFBE Capital, L.P., (a Texas limited partnership) located in Houston, Texas, is a private investment banking firm and fully-disclosed Securities Broker-Dealer. The Partnership is registered as a Broker-Dealer with the Securities and Exchange Commission, and is a member of the National Association of Securities Dealers, Inc. (NASD)

Statement Presentation

The Unclassified Statement of Financial Condition is presented in accordance with industry standards.

Revenue Recognition

Commissions are recognized when trades settle and receivables are recorded at that time. 80% of the revenues in 2001 came from one transaction.

Income Taxes

No provision has been made for federal income tax, since these taxes are the responsibility of the individual partners.

Cash and Cash Equivalents

The Partnership considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Partnership Agreement

The Partnership was formed October 1, 1998. The general partner of the Partnership is HFBE Capital GP LLC, and the limited partners were Donald Barker, Charles Elliott, William Frazier and Alex Howard.

Effective January 1, 2001, the Partnership purchased Charles Elliott's interest for $1,000. His remaining capital account was allocated among the other limited partners.

As of December 31, 2001, the general partner has an ownership interest of .0034 and the limited partners each has a 33.3322 interest.

All Partnership profits, losses and distributions are to be allocated to the partners in proportion to their respective percentage interests.

Note 3 - Management Agreement

The Partnership entered into a management agreement with Howard Frazier Barker Elliott, Inc. (HFBE), a company related through common ownership, whereby HFBE will provide administrative and operational services, facilities, furniture and pay all overhead expenses of the Partnership.

HFBE will receive a management fee, payable in advance, as determined by HFBE. The management fee may be waived by HFBE. All management fees for 2000 were waived. The Partnership prepaid management fees for 2001 totaling $150,000 as of December 31, 2000.

Note 4 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies found to exist in the computation of the ratio of aggregate indebtedness to net capital at December 31, 2001 and 2000, or in the procedures followed in making the periodic computation required. At December 31, 2001 and 2000, the Partnership had net capital of $55,150 and $11,900, respectively, and a net capital requirement of $5,000. The Partnership's ratio of aggregate indebtedness to net capital was zero. The Securities and Exchange Commission permits a ratio for the Partnership at this time of no greater than 15 to 1.

SUPPLEMENTARY INFORMATION

SCHEDULE I
HFBE CAPITAL, L.P.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2001

Net Capital	
Total Partners' Capital Qualified for Net Capital	$ 55,150
Total Capital and Allowable Subordinated Liabilities	55,150
Net Capital Before Haircuts on Securities Position	55,150
Haircuts on securities	0
Net Capital	$ 55,150
Computation of Basic Net Capital Requirements	
Minimum Net Capital Required (12.5% of total aggregate indebtedness)	$ 0
Minimum Dollar Net Capital Requirement	$ 5,000
Net Capital Requirement (greater of above two minimum requirement amounts)	$ 5,000
Excess Net Capital	$ 50,150
Ratio: Aggregate Indebtedness to Net Capital	0

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2001, filed with the Securities and Exchange Commission by the Partnership on Part IIA of Form X-17a-5.

See notes to financial statements.

SCHEDULE II
HFBE CAPITAL, L.P.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL OF SECURITIES
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2001

Exemption Provisions

The Partnership has claimed an exemption from Rule 15c3-3 under Section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully-disclosed basis.

See notes to financial statements.

WEINSTEIN
SPIRA
& COMPANY, P.C.
Certified Public Accountants
and Business Advisors

Independent Auditors' Report on the Internal Control Structure Required by SEC Rule 17a-5

The Partners
HFBE Capital, L.P.

In planning and performing our audit of the financial statements and supplemental schedules of HFBE Capital, L.P. (the Partnership) for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Partnership, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Partnership in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Partnership does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Partnership is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Five East Greenway Plaza, Suite 2200 • Houston, Texas 77046 • 713.622.7000 • Fax: 713.622.9535
e-mail@weinsteinspira.com • www.weinsteinspira.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of the Partners, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Weinstein Spira & Company, P.C.

WEINSTEIN SPIRA & COMPANY, P.C.
Houston, Texas
February 21, 2002